Exhibit 99.1

Starbox Group Holdings Ltd. Announces Financial Results for Fiscal Year 2022 - Revenue

Increases By 127.2% and Net Income Increases By 148.8%

Kuala Lumpur, Malaysia, Jan. 18, 2023 /PRNewswire/ -- Starbox Group Holdings Ltd. (Nasdaq: STBX) (the “Company” or “Starbox Group”), a service provider of cash rebates, digital advertising, and payment solutions, today announced its financial results for the fiscal year ended September 30, 2022.

Mr. Lee Choon Wooi, Chief Executive Officer and Chairman of the Board of Directors of Starbox Group, commented, “We are thrilled to deliver a commendable financial growth for the fiscal year 2022. We saw growth in all three business pillars within our ecosystem, namely our cash rebates, digital advertising, and payment solutions, during the fiscal year 2022. Our revenue grew by 127.2% in the fiscal year 2022 compared to the fiscal year 2021. This financial growth was coupled with the operational metrics improvement, including the increase in the number of merchants, members, and transactions on the GETBATS website and mobile app and the number of advertisers during fiscal year 2022.”

Fiscal Year 2022 Financial Highlights

●	Total revenue was $7.2 million in fiscal year 2022, an increase of 127.2% from $3.2 million in fiscal year 2021.

●	Income from operations was $5.0 million in fiscal year 2022, an increase of 131.3% from $2.1 million in fiscal year 2021.

●	Net income was $3.6 million in fiscal year 2022, an increase of 148.8% from $1.4 million in fiscal year 2021.

Fiscal Year 2022 Operational Highlights

●	Number of advertisers was 63 as of September 30, 2022, compared to 25 as of September 30, 2021.

●	Number of members on the GETBATS website and mobile app was 2,513,658 as of September 30, 2022, compared to 514,167 as of September 30, 2021.

●	Number of Merchants on the GETBATS website and mobile app was 820 as of September 30, 2022, compared to 723 as of September 30, 2021.

●	Number of transactions facilitated through GETBATS website and mobile app was 338,940 as of September 30, 2022, compared to 295,393 as of September 30, 2021.

Fiscal Year 2022 Financial Results

Revenues

Total revenue was $7.2 million in fiscal year 2022, an increase of 127.2% from $3.2 million in fiscal year 2021. The increase in the Company’s revenue was primarily due to increases in the revenue from digital advertising services and from cash rebate services.

●	Revenue from digital advertising service was $7.2 million in fiscal year 2022, which increased by 127.1% from $3.1 million in fiscal year 2021. The increase was primarily due to increases in the number of advertisers for the Company’s services in fiscal year 2022.

●	Revenue from cash rebate services was $10,562 in fiscal year 2022, which increased by 70.0% from $6,214 in fiscal year 2021. The increase was primarily due to an increase in volume of transactions and average cash rebate commission rate earned by the Company for fiscal year 2022, as compared to fiscal year 2021.

●	Revenue from payment solution services was $9,575 in fiscal year 2022, which increased by 540.9% from $1,494 in fiscal year 2021. The increase was primarily due to an increase in the number of referred merchants.

Operating Cost

Operating costs were $2.2 million in fiscal year 2022, which increased by 118.6% from $1.0 million in fiscal year 2021. The increase was primarily due to the following major reasons:

●	Salary and employee benefit expenses were $429,924 in fiscal year 2022, which increased by $237,943 from $191,981 in fiscal year 2021, primarily due to an increase in the number of employees from 17 in fiscal year 2021 to 21 in fiscal year 2022, in order to handle increased business activities associated with the Company’s digital advertising services and cash rebate services, and increased directors’ remuneration.

●	Professional and consulting service fees were $767,229 in fiscal year 2022, which increased by $401,455 from $365,774 in fiscal year 2021, primarily due to increased professional expenses the Company paid to third-party professionals for business strategy and planning purposes and increased audit fees in connection with its IPO.

●	Marketing and promotional expenses were $188,338 in fiscal year 2022, which increased by $20,535 from $167,803 in fiscal year 2021, as a result of the Company’s increased marketing efforts to develop new Merchants and advertisers for its services.

●	License costs were $55,000 in fiscal year 2022, which increased by $5,000 from $50,000 in fiscal year 2021.

●	Website and facility maintenance expenses were $292,579 in fiscal year 2022, which increased by $106,822 from $185,757 in fiscal year 2021, primarily because the Company incurred higher overhead costs to maintain its websites and mobile apps for stability when its business scale expanded, which required the Company to process increased merchant and member data.

●	Utility and office expenses were $144,735 million in fiscal year 2022, which increased by $125,550 from $19,185 in fiscal year 2021, primarily due to increased office lease expenses and increased office supply expenses when the Company leased a new office in September 2021.

●	Depreciation and amortization expenses were $161,267 in fiscal year 2022, which increased by $103,699, from $2,568 in fiscal year 2021, because of the increased amortization of intangible assets.

●	Business travel and entertainment expenses were $67,836 in fiscal year 2022, which increased by $61,833 from $6,003 in fiscal year 2021, due to the Company’s increased efforts to expand its business operations into local and neighboring countries.

●	Others were $164,619 in fiscal year 2022, which increased by $154,574 from $37,268 in fiscal year 2021, mainly due to (i) increased trademark expenses by $54,986, (ii) increased defined contribution plan by $24,251, and (iii) increased uniform cost by $21,656.

Provision for Income Taxes

Provision for income taxes was $1.4 million in fiscal year 2022, which increased by $103.3% from $0.7 million in fiscal year 2021, primarily due to the Company’s increased taxable income generated from its digital advertising services.

Net Income

Net income was $3.6 million in fiscal year 2022, which increased by $2.2 million from $1.4 million in fiscal year 2021.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.09 in fiscal year 2022, compared to basic and diluted earnings per share of $0.04 in fiscal year 2021.

Balance Sheet

As of September 30, 2022, the Company had cash of $17.8 million, compared to $2.3 million as of September 30, 2021.

Cash Flow

Net cash used in operating activities was $1.2 million in fiscal year 2022, compared to net cash provided by operating activities of $1.9 million in fiscal year 2021.

Net cash used in investing activities was $1,135,929 in fiscal year 2022, compared to $5,203 in fiscal year 2021.

Net cash provided by financing activities was $18,039,805 in fiscal year 2022, compared to $74,125 in fiscal year 2021.

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox Group Holdings Ltd. is building a cash rebate, digital advertising, and payment solution business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations Department

Email: ir@starboxholdings.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$17,778,896	$2,295,277
Accounts receivable, net	2,032,717	1,362,417
Due from related party	1,473	-
Prepaid expenses and other current assets	4,269,611	40,001
TOTAL CURRENT ASSETS	24,082,696	3,697,695

Property and equipment, net	13,380	12,176
Intangible assets, net	903,768	-
Right-of-use assets, net	42,574	305,264
TOTAL NONCURRENT ASSETS	959,722	317,440

TOTAL ASSETS	$25,042,418	$4,015,135

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Deferred revenue	$-	$800,492
Taxes payable	1,404,128	874,834
Due to related parties	7,361	756,478
Operating lease liabilities, current	15,833	72,362
Accrued expenses and other current liabilities	541,050	16,834
TOTAL CURRENT LIABILITIES	1,968,372	2,521,000

Operating lease liabilities, non-current	26,741	232,902
Total Liabilities	1,995,113	2,753,902

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001125 par value, 5,000,000 shares authorized, none issued and outstanding*	-	-
Ordinary common shares, $0.001125 par value, 883,000,000 shares authorized, 45,375,000 shares and 40,000,000 shares issued and outstanding as of September 30, 2022 and 2021, respectively*	51,047	45,000
Additional paid-in capital	18,918,303	155,024
Retained earnings	4,685,007	1,082,642
Accumulated other comprehensive loss	(607,052)	(21,433)
TOTAL SHAREHOLDERS’ EQUITY	23,047,305	1,261,233

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$25,042,418	$4,015,135

*	Retrospectively restated for the effect of a 1-for-11.25 reverse split of the preferred and ordinary shares (see Note 7).

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended September 30,
	2022	2021	2020

OPERATING REVENUE
Revenue from digital advertising services	$7,174,050	$3,158,520	$153,145
Revenue from cash rebate services	10,562	6,214	718
Revenue from payment solution services-related party	9,575	1,494	-
Total operating revenue	7,194,187	3,166,228	153,863

OPERATING COSTS
Cost, selling, general and administrative expenses	2,243,750	1,026,339	344,026
Total operating costs	2,243,750	1,026,339	344,026

INCOME (LOSS) FROM OPERATIONS	4,950,437	2,139,889	(190,163)

OTHER INCOME	59,377	166	-

INCOME (LOSS) BEFORE INCOME TAX PROVISION	5,009,814	2,140,055	(190,163)

PROVISION FOR INCOME TAXES	1,407,449	692,405	14,991

NET INCOME (LOSS)	3,602,365	1,447,650	(205,154)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(585,619)	(19,063)	(1,829)
COMPREHENSIVE INCOME (LOSS)	$3,016,746	$1,428,587	$(206,983)

Earnings (loss) per ordinary common share- basic and diluted	$0.09	$0.04	$(0.01)

Weighted average number of ordinary common shares- basic and diluted	40,544,863	40,000,000	40,000,000

STARBOX GROUP HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended September 30,
	2022	2021	2020

Cash flows from operating activities
Net income (loss)	$3,602,365	$1,447,650	$(205,154)
Adjustments to reconcile net income to cash and restricted cash provided by (used in) operating activities:
Depreciation and amortization	161,267	2,568	1,948
Amortization of right-of-use operating lease assets	56,690	7,274	-
Changes in operating assets and liabilities:
Accounts receivable	(864,099)	(1,100,053)	(277,543)
Prepaid expenses and other current assets	(4,754,970)	(39,190)	(1,387)
Deferred revenue	(778,701)	688,979	120,961
Taxes payable	661,359	870,528	17,195
Operating lease liabilities	(56,690)	(7,274)	-
Accrued expenses and other current liabilities	740,415	13,413	1,632
Net cash provided by (used in) used in operating activities	(1,232,364)	1,883,895	(342,348)

Cash flows from investing activities
Purchase of fixed assets	(6,669)	(5,203)	(8,198)
Purchase of intangible assets	(1,129,260)	-	-
Cash advances to a related party	-	(387,945)	-
Collection of cash advances from a related party	-	387,945	-
Net cash used in investing activities	(1,135,929)	(5,203)	(8,198)

Cash flows from financing activities
Capital contribution by shareholders	-	200,000	-
Payment for deferred initial public offering costs and underwriter commission	(2,730,674)	-	-
Gross proceeds from issuance of Ordinary Shares in initial public offerings	21,500,000	-	-
Proceeds from (Repayment to) related party borrowings	(729,521)	(125,875)	707,064
Net cash provided by financing activities	18,039,805	74,125	707,064

Effect of exchange rate changes on cash	(187,893)	(28,792)	5,102
Net increase in cash	15,483,619	1,924,025	361,620
Cash, beginning of year	2,295,277	371,252	9,632
Cash, end of year	$17,778,896	$2,295,277	$371,252

Supplemental disclosure of cash flow information
Cash paid for income taxes	$934,910	$15,747	$-
Cash paid for interest	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease liabilities	$52,934	$317,170	$-